SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number 0-29620

LJ International Inc.

(Translation of registrant’s name into English)

UNIT #12, 12/F, BLOCK A

FOCAL INDUSTRIAL CENTRE

21 MAN LOK STREET, HUNG HOM, HONG KONG

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On July 4, 2012, LJ International Inc. (the “Company”) filed an Amended and Restated Memorandum and Articles of Association with the Registry of Corporate Affairs of the BVI Financial Services Commission effective as of the filing date. Among other things, the following changes were made:

(1)	adopting advance notice procedures before a member intends to make a proposal at a members’ meeting,

(2)	adopting advance notice procedures before a member intends to nominate a director at a members’ meeting,

(3)	eliminating actions by members through written consent,

(4)	limiting the ability of members to call special meetings of members,

(5)	amending the size of the Board of Directors of the Company to no less than three and no more than seven directors, and

(6)	adopting a staggered board of directors, classified into three classes.

The Amended and Restated Memorandum and Articles of Association were approved by the Company’s Board of Directors on June 28, 2012. The major changes in the Amended and Restated Memorandum and Articles of Association are summarized below.

The Prior and the Amended and Restated Memorandum and Articles of Association Compared and Contrasted

The material changes that have been made to the Company’s Memorandum and Articles of Association are described below. The description of amendments to the Company’s Memorandum and Articles of Association is qualified in its entirety by reference to the complete text of the Amended and Restated Memorandum and Articles of Association, which have been filed as Exhibits 99.2 and 99.3 to this Form 6-K and which are incorporated by reference in their entirety.

Holders of our common shares are encouraged to read the Amended and Restated Memorandum and Articles of Association in their entirety.

Provision	Prior Memorandum and Articles of Association	Amended and Restated Memorandum and Articles of Association
Meetings and Consents of Members	Definition of “resolution of members” includes a resolution consented to in writing by (i) an absolute majority of the votes of shares entitled to vote thereon; or (ii) an absolute majority of the votes of each class or series of shares entitled to vote thereon as a class or series and of an absolute majority of the votes of the remaining shares entitled to vote thereon.	Amended Definition of “resolution of members”: The part in relation to a resolution consented to in writing was deleted from the definition of “resolution of members.”

	The directors are required to convene a meeting of members upon the written request of members holding 10 percent or more of the outstanding voting shares in the Company.	Amended Original Article 63: Special meetings may not be called by any persons other than the Chairman of the Board of Directors or at the request of a majority of the Board of Directors.

Added New Article 65: No business may be transacted at a meeting of members other than business that is properly brought before a meeting of members according to notice procedures as set out in the new Article 66.

Added New Article 66: A member must give a 90-day advance notice and comply with other notice procedures before a member may propose any matter at a members’ meeting, subject to certain conditions and notice requirements.

	An action that may be taken by members at a meeting may also be taken by a resolution of members in lieu of a meeting.	Amended Original Article 82 (Now Article 84): No action that is required or permitted to be taken by members at a meeting may be effected by written consent of members in lieu of a meeting.

Directors	The directors shall be elected by the members for such term as the members determine.	Amended Original Article 83 (Now Article 85) The directors shall be elected by a resolution of members for such term as provided in Articles 89 and 92 of the Amended and Restated Articles of Association, as the case may be.

Added New Article 86: Nominations of persons for election to the Board of Directors may be made at any annual meeting of members, or at any special meeting of members called for the purpose of electing directors, (a) by or at the direction of the Board of Directors (or a duly authorized committee) or (b) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any member of the Company who is a member of record at the time the required notice is delivered to the Company’s Secretary, subject to certain conditions and notice requirements.

Added New Article 87: In addition to any other applicable requirements, for a nomination to be made by a member, such member must give (a) a 90-day advance notice in case of an annual meeting of members, and (b) a 5-day advance notice in case of a special meeting of members called for the purpose of electing directors in proper written form subject to the requirements in this provision. This provision also sets out the nomination procedures for election of a director.

	The minimum number of directors is required to be 1 and the maximum shall not exceed 12.	Amended Original Article 84 (Now Article 88): The minimum number of directors is required to be 3 and the maximum shall not exceed 7.

	Each director shall hold office for the term, if any, fixed by resolution of members or until his earlier death, resignation or removal.	Amended Original Article 85 (Now Article 89): Each director shall be appointed to one of three classes. Class I, Class II and Class III directors shall respectively serve for an initial term expiring at the Company’s first, second and third annual meetings of members following the effectiveness of this provision.

Amended Original Article 88 (Now Article 92): A director elected to fill a vacancy or a newly created directorship shall hold office until the next election of the class for which such director shall have been chosen.

	Directors may be removed from office with or without cause, by a resolution of members, or with cause, by a resolution of directors.	Amended Original Article 86 (Now Article 90): Directors may only be removed for cause and only by the affirmative vote of at least a majority of the total voting power of the outstanding shares of the Company entitled to vote in any annual election of directors or class of directors, voting together as a single class.

On July 4, 2012, Yu Chuan Yih and Xiang Xiong Deng were appointed as Class I directors; Ka Man Au and Jieyun Yu were appointed as Class II directors; and Hon Tak Ringo Ng, Andrew N. Bernstein and Jin Wang were appointed as Class III directors.

EXHIBIT INDEX

99.1	Press Release

99.2	Amended and Restated Memorandum of Association

99.3	Amended and Restated Articles of Association

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LJ INTERNATIONAL INC. (REGISTRANT)

Date: July 5, 2012	By:	/S/ NG HON TAK RINGO
NG HON TAK RINGO
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release.

99.2	Amended and Restated Memorandum of Association.

99.3	Amended and Restated Articles of Association.